Exhibit 4.1

Description of Capital Stock

The following description of capital stock summarizes certain provisions of the Company’s Amended Certificate of Incorporation. The description is intended as a summary and is qualified in its entirety by reference to our amended certificate of incorporation copies of which are incorporated by reference as exhibits to this Annual Report on Form 10-K

Our authorized capital stock consists of 850,000,000 shares of common stock, par value $0.0001 per share and 20,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our directors may determine.

Voting Rights

The holders of our common stock are entitled to one vote per share. Our stockholders do not have the ability to cumulate votes for the election of directors.

No Preemptive Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right of Receive Liquidation Distributions

Upon dissolution , liquidation or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of our common stock, subject to the prior satisfaction of all outstanding debt and liabilities and the preferential rights and payments of liquidation references, if any, on any outstanding shares of preferred stock.

Preferred Stock

Subject to the Delaware General Business Corporation Law, the Company’s Board of Directors is authorized to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designations, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions without any further vote or action by our stockholders.. The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could, among other things, have the effect of delaying, deferring or preventing a change of control of the Company.

Series A Preferred Stock

Presently, the Board of Directors has authorized the issuance of 1,000,000 shares of Series A Preferred Stock. The holders of the Series A Preferred Stock have voting rights, as a class, of 2X the number of shares of common stock issued and outstanding that are entitled to vote on any matter requiring stockholder approval. The Series A Preferred Stock does not vote as a separate class, but votes together with the common stock. The Series A Preferred Stock may be converted, at the option of the holders thereof, any time into common stock at the rate of 100 shares of common stock for each share of Series A Preferred Stock. The Series A Preferred Stock are not entitled to any preference on the payment of dividends and upon the dissolution ,liquidation or winding-up, the assets of the Company available for distribution will distributed to the holders of the common stock and the holders of Series A Preferred Stock ratably without any preference to the Series A Preferred Stock.